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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                -----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             (Amendment No. 1)(1)

                               CONSOL ENERGY INC.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                   20854P 10 9
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                                 (CUSIP number)

                             ROBERT C. MUFFLY, ESQ.
                       BECKER, GLYNN, MELAMED & MUFFLY LLP
                                 299 Park Avenue
                            New York, New York 10171
                                 (212) 888-3033
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 1, 2001
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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(1)    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 20854P 10 9                  13D                          Page 2 of 5
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 1           NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             RWE Aktiengesellschaft
             (No S.S. or I.R.S. Identification No.)
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 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /  /
                                                                     (b) /  /

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 3           SEC USE ONLY

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 4           SOURCE OF FUNDS*

             AF
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 5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d)OR 2(e)                                        /  /

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 6           CITIZENSHIP OR PLACE OF ORGANIZATION
             GERMANY

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                  7      SOLE VOTING POWER
                         57,997,357

                 --------------------------------------------------------------
     NUMBER OF    8      SHARED VOTING POWER
     SHARES              -0-
  BENEFICIALLY
    OWNED BY     -------------------------------------------------------------
 EACH REPORTING   9      SOLE DISPOSITIVE POWER
  PERSON WITH            57,997,357

                 --------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER
                         -0-

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 11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             57,997,357

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 12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       /  /
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 13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             73.8%

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 14          TYPE OF REPORTING PERSON*
             CO

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                      SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP NO. 20854P 10 9                  13D                          Page 3 of 5
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         The following constitutes Amendment No. 1 to the Schedule 13D filed by
RWE Aktiengeselschaft ("RWE") with the Securities and Exchange Commission (the "Commission") on June 7, 1999 (the "Schedule 13D") relating to shares (the "Shares") of the common stock, par value $.01 per share (the "Common Stock") of CONSOL Energy Inc. (the "Issuer"). This amendment reports the transfer of 3,594,000 Shares by RWE to RWE Rheinbraun Aktiengesellschaft, a wholly-owned subsidiary of RWE formerly known as Rheinbraun A.G. ("RWE Rheinbraun"), and the adoption by RWE of a compensation policy applicable to certain directors of the Issuer who are also employees of RWE or RWE Rheinbraun and which, under certain circumstances, may give RWE or RWE Rheinbraun a pecuniary interest in certain stock options of the Issuer held by such directors.

         Unless otherwise indicated, the information set forth in Schedule 13D remains unchanged and each capitalized term not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background.

         The principal business address of RWE is Opernplatz 1, 45128 Essen, Germany.

         The principal business of RWE is that of a holding company for a leading international energy-based industrial conglomerate.

         For information with respect to the identity and background of each director and executive officer of RWE, see Schedule A attached hereto.

         During the last five years, neither RWE nor, to the best of its knowledge, any person identified on Schedule A has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which RWE or such person, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         All persons identified on Schedule A are citizens of Germany.

Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 is amended to add the following at the end thereof:

         Pursuant to an Asset Contribution Agreement, dated July 31, 2001, between RWE and RWE Rheinbraun, RWE transferred 3,594,000 Shares to RWE Rheinbraun on or about August 1, 2001 as an asset contribution and, in exchange therefor, RWE Rheinbraun issued to RWE 15,625 new bearer shares of its capital stock, no par value.

Item 5. Interest in Securities of the Issuer.

         (a) As of the date of this Amendment, the aggregate number of Shares of Common Stock beneficially owned by RWE is 57,997,357, representing approximately 73.8% of the total number of Shares of Common Stock outstanding, based on the 78,639,728 Shares represented by the Issuer as outstanding as of April 30, 2001 in its Quarterly Report on Form 10-Q for the period ended March 31, 2001. RWE beneficially owns the 57,997,357 Shares through its wholly-owned subsidiaries, RWE Rheinbraun and Rheinbraun U.S. GmbH.

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CUSIP NO. 20854P 10 9                  13D                          Page 4 of 5
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         (b) RWE has sole power to vote or direct the vote and to dispose or direct the disposition of the Shares of the Issuer that are the subject of this
Schedule 13D.

         (c) Other than the transfer of 3,594,000 Shares described in Item 3, there has been no transaction in Shares effected by RWE or its subsidiaries within the past sixty days.

         (d) Not applicable.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 is amended to add the following after the third paragraph thereof:

         Effective July 1, 2001, RWE instituted a new policy concerning compensation received by employees of RWE and of its subsidiaries (the "RWE Group") for their service as directors of any member company of the RWE Group. To the extent that the compensation received by any such director exceeds a specified level, he or she must turn over the excess to the RWE Group company that is his or her principal employer. The value of stock options received by any such director, as measured on the date of exercise, is considered to be part of his or her total compensation and is therefore subject to the policy. Thus, under certain circumstances, RWE may have a pecuniary interest in the stock options of the Issuer held from time to time by those directors of the Issuer who are employed by RWE Rheinbraun or another RWE Group company. Under no circumstances, however, does the policy result in any RWE Group company acquiring the right to vote or dispose (or to direct the voting or disposition) of any such stock option or the Shares of Common Stock of the Issuer that may be acquired upon exercise of the option. Directors of the Issuer who are principally employed by the Issuer are not subject to the policy.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 5, 2001

                                            RWE Aktiengesellschaft


                                            By: /s/ Georg Lambertz
                                                --------------------------------
                                                Name:  Lambertz
                                                Title: Division Head, Finances


                                            By: /s/ Georg Muller
                                                --------------------------------
                                                Name:  Georg Muller
                                                Title: Division Head, Legal



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CUSIP NO. 20854P 10 9                  13D                          Page 5 of 5
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                                   SCHEDULE A

                        RWE EXECUTIVE BOARD OF DIRECTORS


                                                      Principal
Name                                           Occupation or Employment
----                                           ------------------------
Dr. Dietmar Kuhnt                             President and CEO, RWE AG
Dr. Richard R. Klein                          Executive Vice President, RWE AG
Dr. Gert Maichel                              Executive Vice President, RWE AG
                                              President and CEO, RWE Power AG
Manfred Remmel                                Executive Vice President, RWE AG
Dr. Klaus Sturany                             Executive Vice President, RWE AG
Jan Zilius                                    Executive Vice President, RWE AG


The business address of the above executive officers and directors is:

        RWE Aktiengesellschaft
        Opernplatz 1
        45128 Essen
        Germany